CHAPMAN AND CUTLER LLP                                 111 WEST MONROE STREET
                                                      CHICAGO, ILLINOIS 60603


                                 July 18, 2013


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:       First Trust Exchange-Traded Fund V (the "Trust")
                          File Nos. 811-22709 and 333-181507
              ----------------------------------------------------------


Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A/A for First Trust Exchange-Traded Fund V (the "Trust") with the Securities and Exchange Commission (the "Commission") on June 24, 2013 (the "Amendment"). The Registration Statement relates to the First Trust Morningstar Futures Strategy Fund (the "Fund"), a series of the Trust. Your comments regarding the Fund were communicated to us via telephone on July 9, 2013. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Amendment.

COMMENT 1 - FUND'S NAME

      Although we see that the name of the Fund was changed in response to a previous comment from the Commission, the term "Futures" in the Fund's name may still suggest a type of investment pursuant to Rule 35d-1 under the 1940 Act. Please consider changing the Fund's name to add the term "Managed" so that the Fund's name would be "First Trust Morningstar Managed Futures Strategy Fund."

RESPONSE TO COMMENT 1

      The Fund's name has been changed to "First Trust Morningstar Managed Futures Strategy Fund" in response to this comment.

Karen Rossotto
July 18, 2013
Page 2


COMMENT 2

      The disclosure in the Principal Investment Strategies section states that the Fund is an actively managed fund and yet the language indicates that the Fund "seeks to track" the performance of the Benchmark. The Commission staff believes that the disclosure is inconsistent with the Fund being classified as an actively managed fund in that the Fund has the goal of tracking the Benchmark. As a result, if the Fund intends to be classified as an actively managed fund, the language must be revised.

RESPONSE TO COMMENT 2

      The disclosure in the Principal Investment Strategies section of the prospectus has been revised to indicate that the Fund will "seek to exceed" the performance of the Benchmark. Based upon conversations with the Commission staff, it is our understanding that this change should resolve the issue and the Fund will be regarded as an actively managed fund.

COMMENT 3

      On page 3 in the Principal Investment Strategies section, the disclosure states that the Fund "invests in a diversified portfolio of exchange-listed commodity futures .... " The Commission believes that this disclosure might be confusing because the Fund is a non-diversified fund. Please clarify the disclosure to eliminate any possible confusion.

RESPONSE TO COMMENT 3

      The prospectus has been revised in response to this comment.

COMMENT 4

      Page 3 in the Principal Investments Strategies section has the following disclosure: "Each of the Subsidiary's investments will generally be positioned long, short or flat based on its price relative to its average price over a recent period .... " Please clarify the meaning of this disclosure in plain
English.

RESPONSE TO COMMENT 4

      This disclosure has been revised and clarified in response to this comment.

Karen Rossotto
July 18, 2013
Page 3


COMMENT 5

      To the extent that the Fund will have acquired fund fees and expenses ("AFFEs"), please include them in the Shareholder Fees table if they are greater than 0.01% as a percentage of offering price.

RESPONSE TO COMMENT 5

      To the extent that AFFEs are greater than the de minimus, the Shareholder Fees table has been revised or will be revised prior to the Fund's launch.

COMMENT 6

      To the extent that the "Frequent Trading Risk" is necessary in the Principal Risks section, please disclose in the Principal Investment Strategies that the Fund will partake in frequent trading.

RESPONSE TO COMMENT 6

      The disclosure in the Principal Investment Strategies section has been revised so that it now reads: "Each of the Subsidiary's investments will generally be positioned long, short or flat based on its price relative to its average price over a recent period, with the ability to change positions as frequently as daily if the Benchmark is so adjusted. As a result, the Fund may frequently trade commodity futures contracts."

COMMENT 7

      With respect to the creation and redemption of the Fund's Creation Units, please explain in a response letter how the Fund transacts its shares of the Cayman Subsidiary.

RESPONSE TO COMMENT 7

      With respect to the creation and redemption of the Fund's Creation Units, the Fund will transact its shares of the Cayman Subsidiary in cash.

COMMENT 8

      Under the section heading, "Other Investment Companies and Pooled Investment Vehicles," there is disclosure that states that the Fund may invest in pooled investment vehicles other than registered investment companies, please explain in a response letter the others types of pooled investment vehicles in which the Fund may invest besides ETFs.

RESPONSE TO COMMENT 8

      The Fund may invest a portion of its assets in exchange-traded pooled


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Karen Rossotto
July 18, 2013
Page 4


investment vehicles other than registered investment companies that invest principally in commodities.

COMMENT 9

      Considering the nature of the investments of this Fund, why is a "whipsaw market" risk not included as a principal risk? Please consider whether it should be included.

RESPONSE TO COMMENT 9

      A "Whipsaw Markets Risk" has been added to the Principal Risks section in response to this comment.

                                     * * *

TANDY ACKNOWLEDGMENT

      In connection with the Trust's registration statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Karen Rossotto
July 18, 2013
Page 5



      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.


                                               Sincerely yours,

                                               CHAPMAN AND CUTLER LLP



                                               By: /s/ Morrison C. Warren
                                                   ----------------------------
                                                       Morrison C. Warren